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75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6141
matthew.telford@dpw.com

MESSETURM
M MAIN

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AÑA

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3A CHATER ROAD
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05009989

File No. 82-4939

July 25, 2005

SUPPL

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
2005
WASH, D.C.
192
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- "Presentation to Analysts," dated June 22, 2005, which was submitted to the CNMV on June 24, 2005.

If you have any questions, please do not hesitate to contact me at 212- 450-6141. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

PROCESSED

JUL 28 2005

Matthew Telford
Legal Assistant


THOMSON
FINANCIAL

Attachments

By Hand Delivery

(NY) 07945/001/12G05/06.new.sec.doc

File No. 82-4939


amey

Presentation to Analysts

London, 22nd June 2005

ferrovial

Agenda

Introduction	**Íñigo Meirás**	Ferrovial Servicios Chief Executive
Ferrovial Servicios in the UK	**Santiago Olivares**	Ferrovial Servicios Business Development Director
Amey: Strategic Overview	**Mel Ewell**	Amey CEO
Tube Lines	**Terry Morgan**	Tube Lines CEO
Financial Overview	**José Leo**	Amey Group Finance Director


ferrovial

Introduction

Íñigo Meirás
Chief Executive

ferrovial Servicios

www.ferrovial.es

ferrovial

Ferrovial: 2004 Results

€ million

NET SALES


Services
34%
Construction
48%
Infrastructure
8%
Real Estate
10%
Total : 7,268

EBIT


Services
21%
Construction
22%
Real Estate
19%
Infrastructure
38%
Total : 766

Change in Ferrovial Profile

€ million

Net Sales Ferrovial Servicios



2,459
CAGR 108%
30
1998
2004



1998
2004
1%
99%
15%
19%
Amey
66%

EBIT Ferrovial Servicios



161
CAGR 108%
2
1998
2004



1998
2004
2%
98%
11%
10%
Amey
79%

Ferrovial ■ Ferrovial Servicios



ferrovial

Ferrovial Servicios: Growth Track Record

€ million


Waste Management
Infrastructure Maintenance
Facility Management
194
215
340
1,358
2,459
2000
2001
2002
2003
2004


Acquisitions
GRUPISA
EUROLIMP
NOVIPAV
AMEY
CESPA


ferrovial

€ million

Net Sales by Activity and Geography 2004

	Spain + Portugal	UK	Total
Facility Management	231	343	574
Infrastructure Maintenance	120	1,039	1,159
Waste Management	726	-	726
Total	**1,077**	**1,382**	**2,459**

ferrovial

Ferrovial Servicios in the UK

Santiago Olivares
Business Development Director


ferrovial
Servicios

www.ferrovial.es

ferrovial

Amey within Ferrovial Servicios 2004


amey


56%
44%
46%
54%
Spain &
Portugal
Net Sales
EBIT

Amey is a key element for **Ferrovial Servicios** success

Acquisition in the UK: Strategic Rational

- ✓ Services is a key element in Ferrovial strategy
- ✓ UK the most advanced outsourcing market
- ✓ Large market with growth potential (services concessions)

Pre-acquisition Analysis

- ✓ Extensive due diligence
- ✓ Good understanding of Amey's main issues
- ✓ Strong operational units
- ✓ High caliber management team

Why Amey

- ✓ Leading company in UK services sector
- ✓ Strategic business areas for Ferrovial
- ✓ Expertise in PFIs
- ✓ Stake in Tube Lines
- ✓ Potential for improvement

Amey Acquisition: 2 Years Later (2005)

- ✓ Focused on key business
- ✓ Debt refinancing completed
- ✓ Streamline corporate overhead
- ✓ Control systems implemented
- ✓ Selective bidding strategy in place

Amey Acquisition: Focused on Key Business

£ million

- Closed all remaining construction risks
- Terminated non-performing contracts/deals
  (Eliminated potential liabilities > £25M)
- Strengthened business development organization
- Increased Amey's participation and
  reinforced management team within Tube Lines

Amey Acquisition: Streamline Corporate Overhead

£ million

- Adjusted central overhead organization
  (Headcount from 950 to 500)
- Property rationalization
  (£3M projected savings)
- Introduced new cost control process and tools
  (P&L, cash flow and balance sheet by contract)
- IT optimization
  (> £10M savings)

Amey Acquisition: Selective Bidding Strategy

£ million

- Concentrating efforts in closing on-going deals
- Targeting large long term contracts in our core activities
- Bidding costs optimization
  (External cost £40M 2002 vs. £8M in 2005)
- New business generated
  (£1,500M order book since 2003)

Amey: Strategic Overview

Mel Ewell
Chief Executive Officer


amey

www.amey.co.uk

ferrovial

Amey: Business Areas



amey
A I S
Amey Infrastructure Services
A B S
Amey Business Services (FM–BPO)
A T S
Amey Tube Lines

£ million

	Net Sales 2004	%
AIS	452	48%
ABS	233	25%
Tube Lines	254	27%
Total	**939**	**100%**

Amey: Orderbook by Activity* - June 2005

£ million


Infrastructure Maintenance
52%
48%
FM-BPO
Total : £ 2,916 M

* *Excluding 66% Tube Lines orderbook (approx. £11,860 M)*

Amey 2000-2005

£ million



1200
1000
800
600
400
200
0
Turnover
140
90
40
-10
-60
-110
EBITDA
2000
2001
2002
2003
2004
2005
Turnover
EBITDA

ferrovial

Amey: Strategy Plan

- Market definition: UK

- Growth strategy:
  - Areas related to current activities
  - No construction and property price risk
  - Selectively explore opportunities in related industries
  - Long term / stable revenue streams
  - Cash generation from year one

- PFI selective bidding and cost control

Infrastructure Maintenance: 3 Core Markets



Infrastructure Maintenance
Core markets
Highways
Rail
Local Government
Services
• Management and Maintenance of Trunk Roads and Motorways for Highways Agency and Scottish Executive
• Technical Advisory and Consultancy Services
• Signalling Renewals
• Track Renewals
• Structures Assessments
• Technical Advisory and Consultancy Services
• Highways Management and Maintenance
• Street Lighting Design, Installation, Management and Maintenance
• Technical Advisory and Consultancy Services

ferrovial

Infrastructure Maintenance: Positioning

£ million

	Highways	Rail	Local Government
Market size /per year (2004)	£1,010M	£2,764M (*)	£1,750M



Amey
15%
6%
6%
5%
Others
68%



Amey
4%
13%
5%
16%
9%
10%
Others
43%



Amey
7%
4%
10%
Others
26%
In-house
53%

	Highways	Rail	Local Government
Market position	1st	6th	2nd

* *Excluding NR in-house*

ferrovial

Infrastructure Maintenance: Growth Trends

£ million

Available Local Government and Highways Markets*



977
1,106
1,231
1,291
1,358
1,439
1,527
2001
2002
2003
2004
2005
2006
2007

* *Excludes in-sourced activities*

Infrastructure Maintenance:

Local Government current situation



Number of contracts
Amey
8
4
14
Others
36
139
In-house service provider
Percentage of total value
7% Amey
3%
4%
10%
Others
26%
53%
In-house service provider

- Big market with clear outsourcing potential
- Amey is positioned as one of the main players

Rail: Market Trends

- Network Rail decision to take maintenance contracts in-house
- Highly utilized infrastructure in poor conditions (absolute and relative to the rest of the EU)
- Recurring underinvestment in last decade and
- Network Rail will require private sector participation



- Investment MUST happen
- External pressure on authorities will increase
- Companies with the right capabilities will take advantage

Infrastructure Maintenance: Orderbook June 2005

£ million


Local Government
Strategic Highways
Rail
Operational Services
Professional Services
6%
13%
6%
19%
56%

Total: £1,516M

ferrovial

Infrastructure Maintenance: Main Contracts Awarded

2003-2005

£ million

	£ million	Term
C Vehicles	300	2005-2020
Cumbria	252	2005-2012
Bedfordshire	115	2005-2011
Manchester	78	2004-2029
Scada	61	2005-2018
Wakefield	51	2004-2029
Walsall	44	2002-2028

FM–BPO: Operational Information

Major properties managed	1200+
Square metres managed	5+ million
People served	100,000+



Accomodation offices
Health & Education
Renfrewshire Schools
11 properties
Glasgow Schools
30 properties managed
Edinburgh Schools
18 properties managed
Highways Agency
NEELB-ELfNI
30 properties managed
PSNI
30 properties managed
ParklandsSpeke
11 properties managed
Birmingham/Solihull MHTNBMHT
48 properties
QinetiQ-Bedford
80 properties
Northamptonshire Schools
41 properties
Met Police
3 properties managed
MoD-CDI
AIFM
Projects & FM
MoD-Whitehall
4 properties managed
Home Office
8 properties managed
RAF Valley
Waltham Forest
Shropshire &Donnington
QinetiQ-Malvern
30 properties
London Underground
7 properties managed
DTI
L B Wembley
AA
100+ properties
DSTL
450 properties managed
Ordnance survey
43 properties
QinetiQ-Coastal
11 properties managed
QinetiQ-Farnborough
150 properties
Avon & Somerset



ferrovial

FM: Market Definition

£ million

Total 2002 estimates = £ 60 – 85 Bn


Soft FM
Outsourced
(TFM)
Soft FM Outsourced
(Specialists/ others)
Soft FM
In-house
Hard FM
Outsourced
Hard FM
In-house

- Current ABS market around £25 Bn
- High outsourcing potential as half of the market is still in-house and additional growth potential due to consolidation of services
- Market currently served by TFM companies
- Value propositions of TFM and specialists becoming more similar

BPO: Market Definition - Total

£ million

Total 2003 estimates = £ 60 – 65 Bn


In-house
10 - 5%
Top 8
Competitors =
~ 75%

- Current market outsourced around £ 5 Bn
- High concentration in very few players
- Still low levels of outsourcing of "core services"
- Size of the opportunity depends on the evolution of outsourcing trends

FM: Competitors Map - Total Providers

£ million


Turnover 2003
PFI presence
Interserve
600
Med/High
Mitie
495
Low
Serco
450
Med/High
Haden (B&B)
380
High
Mowlem (Aqumen)
370
Low
Johnson Controlls
296
Low
Carillion
261
High
Dalkia (DETS)
239
Low
Stiell Facilities
208
Med
Amey
190
Med
WS Atkins
122
Med
Jarvis
66
Med/High

FM–BPO: Orderbook June 2005

£ million


Education
Central Government
Local Authorities
Health
Private
10%
8%
6%
52%
24%

Total : £1,400M

ferrovial

FM–BPO: Main Contracts Awarded 2003-2005

£ million

	£ million	Term
Northampton	240	2005-2030
Renfrewshire	130	2006-2031
QinetiQ	194	2005-2010
Met Police	26	2004-2009

Tube Lines

Terry Morgan
Chief Executive Officer


Tube Lines

www.tubelines.com

ferrovial

Tube Lines: General Description

- ✓ 30-year project to maintain, renovate and improve the infrastructure (trains, signals, tracks and stations) on the Jubilee, Northern and Piccadilly Lines of London Underground.
- ✓ Consortium Amey-Bechtel (67/33)
- ✓ Financial close : 31-12-2002
- ✓ Scope:
  - First 7.5 years → £ 4.6 Bn (opex: 1.6 Bn)
  - 30 years → £15.3 Bn (opex: 6.1 Bn)

Tube Lines: General Description



Transport for London
London Underground
BCV
Metronet
SSL
Metronet
JNP
Tube Lines

Tube Lines: Responsibilities

Transport for London	• Ownership and funding of London Underground
London Underground Ltd.	• Day to day system operation • Passenger volume / fare risk • Overall safety
Tube Lines	• Infrastructure safety and availability • Maintenance, renewal and upgrade of assets • Achievement of specified performance benchmarks
Amey & Bechtel	• Secondment agreement to manage operations, projects and budgets

Tube Lines: Network

The JNP Network

Jubilee
Northern
Piccadilly

ferrovial

Tube Lines: Structure of the Project

£ million



Amey
Bechtel
67%
33%
Equity
Bridge Loan
£135M
Tube
Lines
Holding
£1,790M
Loan Notes
& EIB Loan
Tube Lines
Ltd.
Service Contract
London
Underground
Capex
Opex
Bechtel
Rail
Contracts
Amey

Tube Lines: Scope of the Project

	Jubilee	Northern	Picadilly	Total
Nº of Stations	24	40	36	**100**
Kms Tracks	105	120	110	**335**
Nº of Trains	59	106	86	**251**
Age	1979-2000	1890-1941	1906-1986	

Tube Lines: Investment Plan

£ million

	1st Period	Remaining
Signal System	Jubilee (2008) Northern (2010)	Piccadilly (2013)
Track replacement (kms)	**70**	**186**
Station refurbishment	**30**	**3**
Station reconditioning	**67**	**297**
Rolling stock	Jubilee: • **59** new 7th car & new trains	Piccadilly: **92** new Northern: **106** reconditioning Jubilee: **55** reconditioning

- Capex in initial period: £2.2 Bn
- Opex in initial period: £1.6 Bn


ferrovial

Tube Lines: Investment Plan

£ million

1st Period (7.5 years)


8% Others
11% Trains
16% Administr.
23% Signal Systems
16% Civil Infrastructure
12% Tracks
26% Stations

Total: £2,221M

30 years


8% Others
8% Trains
17% Signal Systems
19% Administr.
6% Civil Infrastruct
18% Tracks
30% Stations

Total: £5,585M

ferrovial

Tube Lines: Payment Mechanism

£ million



3.952
0.5%
5.724
17%
5.164
29%
4.271
41%
2003-2010
2010-2017
2017-2025
2025-2032
Period
Based on Performance
Base fee

- Capability
- Availability
- Ambience
- Service Points

ferrovial

Tube Lines: Capability

£ million

Line	JTC Before (Minutes)	JTC After (Minutes)	% Improvement	Latest Implementation Date (before abatements are levied)	TLL Planned Delivery Dates (i.e. Start of revenue stream)
JUBILEE	17.75	13.91	21.63%	31-Dec-09	30-Mar-2009
NORTHERN	18.11	14.89	17.78%	07-Jan-12	30-Mar-2011
PICCADILLY	22.09	17.82	19.33%	11-Oct-14	30-Mar-2014

Capability Revenues

Review Period	**1**	**2**	**3**	**4**
Capability Revenue £m	**34**	**914**	**1,367**	**1,590**

ferrovial

Tube Lines: Availability Programme and Target

Lost Customer Hours

7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0

Year 1 | Year 2 | Year 3 | Year 4 | Year 5 | Year 6 | Year 7 | Year 7.5

Contract

Annual Target
Actuals


ferrovial

Tube Lines: Ambience



Ambience Score
82
80
78
76
74
72
70
68
66
64
62
60
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 7.5
Contract Year
Ambience Target
Actual

ferrovial

Tube Lines: Service Points



Service Points
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 7.5
Contract Year
Annual Target
Actual

ferrovial

Tube Lines: 7.5 Year Periodic Review Mechanism

Objective

LUL to reassess its service requirement and its funding to cope with:

- Changing demand and consumer preferences
- Changing cost for LUL and the Infraco
- Funding levels from Government

Always within

- The original objectives and framework of the service contract
- Technically achievable
- Financially achievable

Arbiter

- Only called upon to resolve differences between LU & TLL on price or financing
- Appointed by the Secretary of State
- Must determine what is the economic and efficient price of the notional Infraco using good industry practice

Tube Lines: Overruns

£ million


Opex/Capex
Cost Overruns
If efficent and
economic operation
Maximum risk:
1st period review
£200M
Rest £50M
If not efficient nor/or
economic operation
Concessionary risk

ferrovial

Tube Lines: Progress to date

£ million

Project Investment

- Tripled the annual amount of capital investment to c£0.4b in the JNP lines
- Completed or working on 50 stations out of 100 total
- Line upgrade contract is 3 months ahead of plan and 9 months ahead of contract milestone date
- We have already completed 34 kms of track work out of the 7.5 year programme of 196 kms
- Already £160m of additional work has been secured

Operational Performance

- Reduction in the number of Availability performance incidents year on year, down from start of contract by 35% overall
- Ambience performance has been constantly ahead of the contract benchmark
- Cost performance has been under the amount bid
- Innovation and technology are driving productivity and performance improvements

Tube Lines: Challenges going forward

Project Investment

- Integrate the additional 7th Car into the Jubilee fleet and return the fleet to service during a short period in December 2005
- Deliver the remaining tranches of the station programme in line with the current financial projections
- Ensure that management attention remains focused on the Jubilee and Northern Upgrade Programme which remains critical to securing capability revenue

Operational Performance

- Introducing tactical investment to improve the reliability of the railway to ensure that we achieve our performance obligations
- Drive efficiencies and changes to work practices both in the field and against currently Mandated Standards
- Improve our understanding of whole life asset management

Financial Overview

José Leo
Amey Group Finance Director


amey

Investment in Amey

£ million


Ferrovial Group
commitments
£233M
Price + Cost
£85M
Amey Funds £148M
Amey Capital Increase : 132
Sub-Debt : 16
Cost of transaction
& refinancing
£18M
Working capital
£20M
Repayment
of bank debt
£110M

Investment in Amey: Net Debt Evolution

£ million



Bank Debt May'03
Ferrovial Capital Increase
Ferrovial Sub-debt
Cash generation
Additional Ferrovial Funds
Bank Debt Dec'04
-169
94
16
41
9
-9



ferrovial

Amey Consolidated P&L Account 2004

£ million

	2004	2003	%
Net sales	939	1.005	-7%
EBITDA	68 7%	29 3%	135%
EBIT	51 5%	7 1%	629%
PBT	40 4%	-16 -2%	350%
Exceptional items post tax		-225	-
Net result	28 3%	-248 -25%	111%

Amey: Break Down by Business 2004

£ million

	Net Sales	EBITDA*	%
Amey ex Tube Lines	685	71	10%
Tube Lines	254	35	14%
Total	939	106	11%

** Excluding central overheads £38M in 2004 (£47M in 2003)*

Amey: 2004 Cash Generation & Net Debt Evolution

£ million



95
85
75
65
55
45
35
25
15
Opening 04
Jan-04
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec-04
£66.6
£33.8
Cash Generated in
2004 £32.8 million

ferrovial

Amey Consolidated P&L Account 2005

£ million

	2005 1st Q	% (of turnover)
Net Turnover	258	
EBITDA	26	10%
PBT	12	5%
Net Result	9	3%

Wrap up

Very good track record in acquisitions – integration (add value)

Good platform to bid and manage complex projects (PFI / PPP)

Leading position in our markets

PROFITABLE GROWTH